The RoyaLand Company Ltd.

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

August 15, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Marion Graham

Re:	The RoyaLand Company Ltd.

Registration Statement on Form F-1 (File No. 333-273097)

Dear Ms. Graham,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The RoyaLand Company Ltd. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Wednesday, August 16, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

The RoyaLand Company Ltd.

By: /s/ Emanuele Filiberto di Savoia
Emanuele Filiberto di Savoia
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.